CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Notes	$750,000,000	$41,850

PROSPECTUS Dated January 23, 2009	Pricing Supplement Number: 4939 Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT Dated January 23, 2009	Dated July 20, 2009 Registration Statement: No. 333-156929

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES G

(Senior Fixed Rate Notes pursuant to the FDICs Temporary Liquidity Guarantee Program)

This debt is guaranteed under the Federal Deposit Insurance Corporations Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDICs regulations, 12 CFR Part 370, and at the FDICs website, www.fdic.gov/tlgp. The expiration date of the FDICs guarantee is the earlier of the maturity date of the debt or December 31, 2012.

Issuer:	General Electric Capital Corporation ("GE Capital")
Guarantor:	Federal Deposit Insurance Corporation ("FDIC")
Ratings:	Aaa/AAA
Trade Date:	July 20, 2009
Settlement Date (Original Issue Date):	July 23, 2009
Maturity Date:	September 21, 2012
Principal Amount:	US $750,000,000
Price to Public (Issue Price):	100.00%
Agents Commission:	0.175%
All-in Price:	99.825%
Net Proceeds to Issuer:	US $748,687,500
Ranking:	Senior
Interest Rate Basis (Benchmark):	LIBOR, as determined by Reuters
Spread (Plus or Minus):	Flat
Index Maturity:	Three Months
Interest Payment Period:	Quarterly

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Filed Pursuant to Rule 424(b)(3)
Dated July 20, 2009
Registration Statement No. 333-156929

Interest Payment Dates:	Quarterly on the 21st of each March, June, September and December, commencing September 21, 2009 (short first coupon) and ending on the Maturity Date
Initial Interest Rate:

To be determined two London Business Days prior to the Original Issue Date based on a linear interpolation between the one month USD LIBOR and the two month USD LIBOR flat with respect to the period from and including July 23, 2009 to but excluding September 21, 2009

Interest Reset Periods and Dates:	Quarterly on each Interest Payment Date
Interest Determination Date:	Quarterly, two London Business Days prior to each Interest Reset Date
Day Count Convention:	Actual/360, Modified Following
Business Day Convention:	New York
Denominations:	Minimum of $2,000 with increments of $1,000 thereafter
CUSIP:	36967HBA4
ISIN:	US36967HBA41
Common Code:	044213451
Method of Settlement:	Depository Trust Company (DTC), and its direct participants, including Euroclear and Clearstream, Luxembourg
Trustee:	The Bank of New York Mellon

A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

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Filed Pursuant to Rule 424(b)(3)
Dated July 20, 2009
Registration Statement No. 333-156929

Information Relating to the FDIC Guarantee

Investors should be aware that the FDIC Guarantee (as defined in the prospectus supplement) is made pursuant to the FDICs regulations, 12 C.F.R. Part 370, as specified at the FDICs website, www.fdic.gov/tlgp. On March 17, 2009, the FDIC adopted an interim rule that extends the debt guarantee component of the Temporary Liquidity Guarantee Program to December 31, 2012 for debt issued on or after April 1, 2009. In addition, the interim rule extends to October 31, 2009 the date through which FDIC Guaranteed Notes (as defined in the prospectus supplement) may be issued. For purposes of debt issued under this pricing supplement, all references in the prospectus supplement to the expiration date of the FDIC Guarantee hereby are amended to refer to December 31, 2012 and all references to the date through which FDIC Guaranteed Notes may be issued hereby are amended to refer to October 31, 2009.

The regulations governing the FDIC Guarantee may be subject to interpretive decisions and rulemaking by the FDIC that could adversely affect how the FDIC Guarantee would apply to the Notes. The FDIC Guarantee is subject to additional risks as described in the prospectus supplement under "Risk Factors, Risks Relating to the FDIC Guarantee". See "FDIC Guarantee under the Temporary Liquidity Guarantee Program".

Plan of Distribution

The Notes are being purchased by Banc of America Securities LLC (the "Underwriter"), as principal, at 100% of the aggregate principal amount less an underwriting discount equal to 0.175% of the principal amount of the Notes. The Notes will not be exclusively marketed and targeted to retail customers.

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Additional Information

General

At the quarter ended March 31, 2009, we had outstanding indebtedness totaling $489.177 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at March 31, 2009, excluding subordinated notes and debentures payable after one year, was equal to $479.681 billion.

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Filed Pursuant to Rule 424(b)(3)
Dated July 20, 2009
Registration Statement No. 333-156929

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed

Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,					Three Months Ended
2004	2005	2006	2007	2008	March 31, 2009
1.82	1.66	1.63	1.56	1.24	0.97

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which is considered to be representative of the interest factor of such rentals.

As set forth above, GE Capitals ratio of earnings to fixed charges declined to 0.97:1 in the first quarter of 2009 due to lower pre-tax earnings which were primarily driven by higher provisions for losses on financing receivables in connection with the challenging economic environment. As of March 31, 2009, the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges was $154 million. General Electric Company made a $9.5 billion capital contribution to General Electric Capital Services, Inc. in the first quarter of 2009 (of which $8.8 billion was further contributed to GE Capital through capital contribution and share issuance) to improve tangible capital and reduce leverage and General Electric Company does not anticipate additional contributions in 2009.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT. THE INFORMATION ON THE INTERNET SITE OF THE FDIC IS NOT A PART OF THIS PROSPECTUS.